Exhibit 99.1
GEORGIA-CAROLINA BANCSHARES, INC.
Financial Statements
For the Years Ended December 31, 2005 and 2004

GEORGIA-CAROLINA BANCSHARES, INC.
Table of Contents
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Board of Directors
Georgia-Carolina Bancshares, Inc.
Augusta, Georgia
We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc. and subsidiary (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. as of December 31, 2005 and 2004, and the results of their operations and cash flows, for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
          /s/ Cherry, Bekaert & Holland, L.L.P.
Augusta, Georgia
February 17, 2006

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Financial Condition
December 31, 2005 and 2004
(dollars in thousands, except per share amounts)

	2005	2004
Assets
Cash and due from banks	$9,498	$7,138
Securities available-for-sale	38,337	40,955
Loans, net of allowance for loan losses	244,555	213,312
Loans held for sale	40,064	56,729
Bank premises and fixed assets	10,563	8,316
Accrued interest receivable	1,756	1,354
Foreclosed real estate, net of allowance	427	414
Deferred tax asset, net	1,341	939
Federal Home Loan Bank Stock	1,025	2,420
Other assets	1,915	816

Total assets	$349,481	$332,393

Liabilities and Shareholders’ Equity

Liabilities
Deposits
Non-interest bearing	$36,986	$33,457
Interest-bearing:
NOW accounts	33,090	41,412
Savings	58,473	54,110
Money market accounts	19,669	9,898
Time deposits of $100,000 or more	94,763	65,126
Other time deposits	61,459	53,777

Total deposits	304,440	257,780

Other liabilities, borrowings, and retail deposit agreements	16,432	49,245

Total liabilities	320,872	307,025

Commitments and contingent liabilities

Shareholders’ equity(1)
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	—	—
Common stock, par value $.001; 9,000,000 shares authorized; 3,354,090 and 3,317,250 shares issued and outstanding, respectively	4	4
Additional paid-in capital	13,974	13,677
Retained earnings	15,183	11,728
Accumulated other comprehensive (loss)	(552)	(41)

Total shareholders’ equity	28,609	25,368

Total liabilities and shareholders’ equity	$349,481	$332,393

(1)  Adjusted to reflect the 5-for-4 common stock split effected April 1, 2005.

See notes to consolidated financial statements.	2

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Income
For the Years Ended December 31, 2005, 2004 and 2003
(dollars in thousands,except per share amounts)

	2005	2004	2003
Interest income
Interest and fees on loans	$19,263	$14,713	$13,956
Interest on taxable securities	1,434	1,268	1,144
Interest on nontaxable securities	115	100	55
Interest on Federal funds sold and cash in banks	64	7	4

Total interest income	20,876	16,088	15,159

Interest expense
Interest on time deposits of $100,000 or more	2,654	1,175	1,122
Interest on other deposits	4,472	2,664	3,257
Interest on funds purchased and other borrowings	1,294	629	532

Total interest expense	8,420	4,468	4,911

Net interest income	12,456	11,620	10,248

Provision for loan losses	1,022	808	880

Net interest income after provision for loan losses	11,434	10,812	9,368

Noninterest income
Service charges on deposits	675	773	733
Other income	355	362	230
Gain on sale of mortgage loans	9,301	9,436	14,577

Total noninterest income	10,331	10,571	15,540

Noninterest expense
Salaries and employee benefits	10,828	10,248	11,270
Occupancy expenses	1,310	1,255	1,165
Other expenses	4,230	4,211	4,068

Total noninterest expense	16,368	15,714	16,503

Income before income taxes	5,397	5,669	8,405

Income tax expense	1,942	2,167	3,373

Net income	$3,455	$3,502	$5,032

Earnings per share(1)
Basic	$1.04	$1.06	$1.53
Diluted	$.98	$0.99	$1.41

(1)  Adjusted to reflect the 5-for-4 common stock split effected April 1, 2005.

See notes to consolidated financial statements.	3

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2005, 2004 and 2003
(dollars in thousands)

	2005	2004	2003
Net income	$3,455	$3,502	$5,032

Unrealized holding loss arising during the period, net of tax	(511)	(215)	(230)

Comprehensive income	$2,944	$3,287	$4,802

See notes to consolidated financial statements.	4

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2005, 2004 and 2003
(dollars in thousands)

					Accumulated
	Common	Common	Additional		Other	Total
	Stock	Stock	Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Par Value	Capital	Earnings	Income	Equity
Balance at December 31, 2002	1,307,790	$1	$13,294	$3,196	$404	$16,895
Net income	—	—	—	5,032	—	5,032
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	—	—	—	—	(230)	(230)
Stock split effected in the form of a stock dividend	1,318,255	1	—	(1)	—	—
Proceeds from exercise of stock options	6,000	—	65	—	—	65
Issuance of stock for compensation	4,465	—	102	—	—	102

Balance at December 31, 2003	2,636,510	2	13,461	8,227	174	21,864
Net income	—	—	—	3,502	—	3,502
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	—	—	—	—	(215)	(215)
Stock split effected in the form of a stock dividend	664,582	1	—	(1)	—	—
Proceeds from exercise of stock options	8,600	—	40	—	—	40
Issuance of stock for compensation	7,558	1	176	—	—	177

Balance at December 31, 2004	3,317,250	4	13,677	11,728	(41)	25,368
Net income	—	—	—	3,455	—	3,455
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	—	—	—	—	(511)	(511)
Stock split effected in the form of a stock dividend	368	—	—	—	—	—
Proceeds from exercise of stock options	24,795	—	106	—	—	106
Issuance of stock for compensation	11,677	—	191	—	—	191

Balance at December 31, 2005	3,354,090	$4	$13,974	$15,183	$(552)	$28,609

See notes to consolidated financial statements.	5

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, 2004 and 2003
(dollars in thousands)

	2005	2004	2003
Cash flows from operating activities
Net income	$3,455	$3,502	$5,032
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	534	480	486
Provision for loan losses	1,022	808	880
(Gains) losses on sales of foreclosed real estate	119	(9)	6
Stock compensation	191	176	103
Deferred income tax	(113)	(348)	(225)
Net originations, proceeds and gain on loans originated for sale	16,665	(24,310)	35,508
(Increase) decrease in accrued interest receivable	(402)	(228)	119
(Decrease) increase in accrued interest payable	743	236	(579)
Net change in other assets and liabilities	(1,036)	(843)	(318)

Net cash provided by (used in) operating activities	21,178	(20,536)	41,012

Cash flows from investing activities
(Increase) decrease in Federal funds sold	—	8,470	(7,963)
Loan originations and collections, net	(32,668)	(41,272)	(31,659)
Purchases of available-for-sale securities	(7,077)	(24,279)	(22,478)
Proceeds from maturities, sales, and calls of available-for-sale securities	8,895	18,050	14,951
Sale (purchase) of restricted securities	1,395	(1,337)	487
Proceeds from sale of foreclosed real estate	271	—	815
Net additions to premises and equipment	(2,755)	(1,673)	(438)

Net cash used in investing activities	(31,939)	(42,041)	(46,285)

Cash flows from financing activities
Net increase in deposits and funds purchased	13,015	63,079	4,284
Proceeds from stock options exercised	106	40	65

Net cash provided by financing activities	13,121	63,119	4,349

Net increase (decrease) in cash and due from banks	2,360	542	(924)

Cash and due from banks at beginning of the year	7,138	6,596	7,520

Cash and due from banks at end of the year	$9,498	$7,138	$6,596

See notes to consolidated financial statements.	6

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Note 1—Summary of significant accounting policies
Nature of business
Georgia-Carolina Bancshares, Inc. (the “Company”) is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the “Bank”). The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia and the surrounding area. Most of the Bank’s loans and loan commitments have been granted to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank’s loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in the Augusta and Savannah, Georgia areas and in Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market.
The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.
On December 31, 2004, the Company’s Board of Directors approved a five-for-four stock split of the Company’s common stock that was effected in the form of a stock dividend, on April 1, 2005 to shareholders of record on March 1, 2005. Per share information throughout the financial statements and note disclosures reflects this stock split, with prior period amounts being restated to reflect the effects of the stock split.
Significant accounting policies
Basis of presentation: The consolidated financial statements include the accounts of the Company and its subsidiary bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Significant group concentrations of credit risk: A substantial portion of the Bank’s loan portfolio is to customers in the Thomson and Augusta, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

7

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 1—Summary of significant accounting policies (continued)
Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.
Investment securities: The Bank’s investments in securities are classified and accounted for as follows:
Securities available-for-sale – Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, and reported in other comprehensive income.
Securities held-to-maturity – Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, and computed by the interest method over their contractual lives.
The Bank has not classified any securities as trading.
Gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary results in write-downs of individual securities to their fair value.
Loans and allowance for loan losses: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans that is recognized as income over the term of the loan using a method that approximates a level yield.
Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As the mortgage loans originated are individually pre-approved by the secondary market investors, the Bank is subject to minimal interest rate and credit risk on these loans, as the Bank only holds the loans temporarily as funding is completed.

8

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 1—Summary of significant accounting policies (continued)
Loan commitments, whose underlying mortgage loans at origination will be held for sale upon funding of the loan, are derivative instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 133, as amended. Pursuant to that SFAS, loan commitments are recognized on the consolidated balance sheet in other assets and other liabilities at fair value, with changes in their fair values recognized in current period earnings. At the inception of a loan commitment, the Bank generally will simultaneously enter into a forward loan sale commitment to protect the Bank from losses on sales of the loans underlying the loan commitment by securing the ultimate sale price and delivery date of the loan.
Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management’s judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management’s judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.
The accrual of interest on impaired loans is discontinued when, in management’s judgment, the borrower may be unable to meet payments as due. Management applies this criteria to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower’s ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.
Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off and then as interest income.
Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

9

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 1—Summary of significant accounting policies (continued)
The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.
Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan, or fair value of the property, less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.
Bank premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation, and computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to thirty-nine years.
Income taxes: Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company’s outstanding stock options are the primary cause of the Company’s diluted earnings per share.
Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

10

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 1—Summary of significant accounting policies (continued)
In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.
Cash and due from banks, Federal funds sold, and interest-bearing deposits in banks – Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.
Available-for-sale and held-to-maturity securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.
Loans – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality. For loan Commitments, the Bank utilizes prevailing interest rates being offered on similar loans to estimate the fair value of the commitment.
Deposit liabilities, other borrowings, and retail agreements – Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.
Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments are the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value, and no fair value has been assigned to these instruments.
Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.
Stock-based compensation: The Company accounts for stock-based compensation utilizing the intrinsic value method. See Note 10 for additional information regarding the Company’s stock-based compensation plan. Presented below is certain actual financial information of the Company, with comparative proforma information determined as if the Company had accounted for the stock-based compensation utilizing the fair value method (in thousands, except per share amounts).

11

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 1—Summary of significant accounting policies (continued)

	2005	2004	2003
Net income as reported	$3,455	$3,502	$5,032

Earnings per share as reported
Basic:	1.04	1.06	1.53
Diluted:	0.98	0.99	1.41

Stock-based employee compensation cost based on fair-value method	251	396	240

Proforma net income, including stock-based compensation cost based on fair-value method	3,204	3,106	4,792

Proforma earnings per share, including stock-based compensation cost based on fair-value method
Basic:	0.96	0.94	1.46
Diluted:	0.91	0.88	1.34
New accounting pronouncements: In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The primary focus of this statement is on accounting for transactions in which an entity obtains employee services in exchange for share-based payment transactions. This Statement is effective for the beginning of the first interim or annual reporting period that begins after December 15, 2005. SFAS No. 123R will be adopted by the Company January 1, 2006. Based on the unvested options outstanding at December 31, 2005, the Company expects that the adoption of SFAS 123R will result in additional compensation expense of approximately $247,000 during 2006.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. This Statement amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, and is based on the principle that exchanges on nonmonetary assets should be measured based on the fair value of the assets exchanged. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS No. 153 is not expected to have a material impact on the consolidated financial statements of the Company.

12

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 1—Summary of significant accounting policies (continued)
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement that does not include specific transition provisions. This Statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material impact on the consolidated financial statements of the Company.
In November 2005, the FASB issued Staff Position (FSP) No. FAS 115-1 and FAS 124-1, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments. FSP 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss. This Staff Position is effective for periods beginning after December 15, 2005, with earlier application permitted. Implementation of this guidance is not expected to have a material impact on the consolidated financial statements of the Company.
Reclassifications: Certain amounts in the prior period financial statements have been reclassified to conform to the 2005 presentation.
Note 2—Investment securities
The amortized cost and fair value amounts of securities owned as of December 31 are shown below:

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)

Available-for-sale securities:
U.S. Government and agency	$17,057	$—	$(376)	$16,681
Mortgage-backed	17,511	8	(478)	17,041
Corporate obligations	1,003	5	—	1,008
State and municipal	3,629	17	(39)	3,607

	$39,200	$30	$(893)	$38,337

13

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 2—Investment securities (continued)

	2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)

Available-for-sale securities:
U.S. Government and agency	$15,913	$30	$(56)	$15,887
Mortgage-backed	20,360	25	(153)	20,232
Corporate obligations	1,511	46	—	1,557
State and municipal	3,234	53	(8)	3,279

	$41,018	$154	$(217)	$40,955

The amortized cost and fair value of securities as of December 31, 2005 by contractual maturity are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities, as the mortgages underlying the securities may be called or prepaid without penalty; therefore, these securities are not included in the maturity categories in the following maturity summary.

	Securities
	Available-for-Sale
	Amortized	Fair
	Cost	Value
	(in thousands)

One year or less	$1,003	$1,008
After one year through five years	13,488	13,169
After five years through ten years	6,086	6,025
After ten years	1,112	1,094
Mortgage backed securities	17,511	17,041

	$39,200	$38,337

Securities with a carrying amount of approximately $38.1 million at December 31, 2005 and 2004 were pledged to secure public deposits and for other purposes.
There were no material net realized gains (losses) on sales of securities during 2005, 2004, or 2003.
Information pertaining to securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

14

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 2—Investment securities (continued)

	2005
	Less than		Over
	Twelve Months		Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
		(in thousands)

Securities available-for-sale:
U. S. agency	$105	$6,219	$271	$10,462
State and municipal	7	908	32	724
Mortgage-backed	122	6,205	356	10,346

	$234	$13,332	$659	$21,532

	2004
	Less than		Over
	Twelve Months		Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
		(in thousands)

Securities available-for-sale:
U. S. agency	$56	$9,687	$—	$—
State and municipal	1	557	7	190
Mortgage-backed	130	13,431	23	2,730

	$187	$23,675	$30	$2,920

Management evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuers, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
At December 31, 2005, the gross unrealized losses are primarily the result of changes in market interest rates and not related to the credit quality of the underlying issuer. Each of the securities are U.S. agency debt securities, including mortgage-backed securities and municipal securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other-than-temporary.

15

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 2—Investment securities (continued)
Included in Other Assets is an investment of approximately $1,024,000 in a real estate rehabilitation project located in Georgia that will provide the Bank with state tax credits for approximately 10 years.
Note 3—Loans
The composition of loans for the years ended December 31, 2005 and 2004 is summarized as follows:

	2005	2004
	(in thousands)

Commercial and industrial	$29,945	$30,820
Real estate – construction	55,737	46,581
Real estate – residential	46,464	41,111
Real estate – commercial	106,033	86,580
Consumer	10,189	11,705

	248,368	216,797
Deferred loan fees	(57)	(69)

	248,311	216,728
Allowance for loan losses	(3,756)	(3,416)

Loans, net	$244,555	$213,312

Changes in the allowance for loan losses are as follows:

	2005	2004	2003
Balance at beginning of the year	$3,416	$3,164	$2,436
Provision charged to operations	1,022	808	880
Recoveries	41	144	54
Loans charged off	(723)	(700)	(206)

Balance at end of the year	$3,756	$3,416	$3,164

Loans for which the accrual of interest had been discontinued or reduced amounted to approximately $1,708,000 and $1,665,000 at December 31, 2005 and 2004, respectively. There was no significant reduction in interest income associated with non-accrual and renegotiated loans. There were no loans identified as impaired under SFAS 114 at December 31, 2005 and 2004.

16

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 3—Loans (continued)
At December 31, 2005, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $8,790,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for December 31, 2005 and 2004:

	2005	2004
	(in thousands)

Balance at beginning of the year	$3,299	$3,655
Advances	6,588	1,093
Repayments	1,097	1,449

Balance at end of the year	$8,790	$3,299

Note 4—Foreclosed real estate
A summary of foreclosed real estate for the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005	2004	2003
		(in thousands)

Carrying amount of property	$427	$414	$59
Less valuation allowance	—	—	—

	$427	$414	$59

The provision charged to income, net of recoveries and charge-offs, amounted to approximately $0 for each of the years presented.

17

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 5—Bank premises and equipment
Bank premises and equipment consists of the following for the years ended December 31, 2005 and 2004:

	2005	2004
	(in thousands)

Land	$3,097	$3,092
Building and improvements	6,151	3,433
Equipment, furniture and fixtures	4,613	3,284
Construction in progress	—	1,297

	13,861	11,106
Less accumulated depreciation	(3,298)	(2,790)

Premises and equipment, net	$10,563	$8,316

Depreciation expense for the years ended December 31, 2005, 2004, and 2003 was approximately $508,000, $480,000, and $486,000, respectively.
Note 6—Deposits
At December 31, 2005, the scheduled maturities of time deposit liabilities were as follows:

(in thousands)
2006	$88,174
2007	30,338
2008	11,924
2009	10,927
2010 and thereafter	14,859

$156,222

To manage the Bank’s funding capabilities, the Bank may also enter into retail deposit agreements with customers and may obtain short-term funding from other institutions. Retail deposit agreements with customers are generally secured by investment securities owned by the Bank. Retail deposit agreements are established at prevailing market rates. Short-term funding from other institutions is generally overnight or 30-day funding at current market rates. At December 31, 2005, retail agreements were approximately $1.9 million.

18

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 7—Federal Home Loan Bank advances
The Bank had available at December 31, 2004 credit of up to $65 million in advances through the Federal Home Loan Bank of Atlanta (FHLB). As of December 31, 2005, the Bank had a Credit Availability, or potential borrowing capacity, of 25% of total assets, subject to the Bank’s financial condition and collateral balances with the FHLB. One of the advance products utilized in 2005 was the “Loans Held for Sale” (LHFS) program, formerly known as the warehouse line of credit. The line is collateralized by the Bank’s mortgage loans held for sale. Advances under this line are due 90 days from the date of the advance. As of December 31, 2005, the Bank had no balances outstanding under the LHFS program, as compared to $30.0 million outstanding under the warehouse line at December 31, 2004. The Bank also maintains a line of credit with the FHLB, which is secured by 1-4 family loans held in the Bank’s loan portfolio. As of December 31, 2005 and 2004, the 1-4 family line of credit reflected balances of $8.0 million and $10.2 million, respectively. This line is renewable on April 7, 2006. The weighted average interest rates on the outstanding balances of both lines were 4.44% and 2.81% as of December 31, 2005 and 2004, respectively.
Note 8—Line of credit
The Company has a line of credit with a financial institution, providing the Company the ability to draw $3 million at current market rates. The line matures January 2014. The balance drawn by the Company at December 31, 2005 was $800,000. The arrangement provides for the Company and Bank to comply with financial covenants related to capital levels, the allowance for loan losses, dividend payments, and other financial matters. At December 31, 2005, the Company was in compliance with these covenants.
Note 9—Employee benefit plan
The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank’s Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank’s matching contributions were approximately $141,000, $154,000, and $142,000, respectively, for each of the years in the three year period ended December 31, 2005.

19

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 10—Shareholders’ equity and regulatory requirements
The primary source of funds available to the Company is the payment of dividends by the subsidiary bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.
The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that as of December 31, 2005, the Bank met all capital adequacy requirements to which it is subject.
As of December 31, 2005, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

20

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 10—Shareholders’ equity and regulatory requirements (continued)
The Bank’s actual capital amounts (in thousands) and ratios are also presented in the table.

					Required to Be
					Well-Capitalized
			Required for		Under Prompt
			Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total capital (to risk weighted assets)
Bank	$33,470	11.37%	$23,550	8.0%	$29,437	10.0%
Consolidated	$32,841	11.16%	$23,550	8.0%	$—	—
Tier 1 capital (to risk weighted assets)
Bank	$29,792	10.12%	$11,775	4.0%	$17,663	6.0%
Consolidated	$29,161	9.91%	$11,775	4.0%	$—	—
Tier 1 leverage (to average assets)
Bank	$29,792	8.32%	$14,323	4.0%	$17,904	5.0%
Consolidated	$29,161	8.14%	$14,323	4.0%	$—	—

As of December 31, 2004:
Total capital (to risk weighted assets)
Bank	$29,688	10.65%	$22,300	8.0%	$27,876	10.0%
Consolidated	$28,825	10.34%	$22,300	8.0%	$—	—
Tier 1 capital (to risk weighted assets)
Bank	$26,272	9.42%	$11,156	4.0%	$16,734	6.0%
Consolidated	$25,409	9.11%	$11,156	4.0%	$—	—
Tier 1 leverage (to average assets)
Bank	$26,272	8.25%	$12,738	4.0%	$15,922	5.0%
Consolidated	$25,409	7.98%	$12,738	4.0%	$—	—

21

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 10—Shareholders’ equity and regulatory requirements (continued)

					Required to Be
					Well-Capitalized
			Required for		Under Prompt
			Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total capital (to risk weighted assets)
Bank	$25,215	11.98%	$16,844	8.0%	$21,055	10.0%
Consolidated	$24,331	11.89%	$16,844	8.0%	$—	—
Tier 1 capital (to risk weighted assets)
Bank	$22,577	10.72%	$8,422	4.0%	$12,633	6.0%
Consolidated	$21,691	10.38%	$8,422	4.0%	$—	—
Tier 1 leverage (to average assets)
Bank	$22,577	8.68%	$10,406	4.0%	$13,008	5.0%
Consolidated	$21,691	8.48%	$10,406	4.0%	$—	—
In 2003, the Company effected a two-for-one split of the common stock in the form of a 100% stock dividend. The dividend was payable on January 30, 2004 to shareholders of record on January 5, 2004. As a result, approximately $1,300 ($0.001 par for each share to be issued pursuant to the split) was transferred from retained earnings to the common stock.
In 2005, the Company effected a five-for-four stock split of the common stock in the form of a 25% stock dividend. The dividend was paid on April 1, 2005 to shareholders of record as of March 1, 2005. As a result, approximately $664 ($0.001 par for each share was issued pursuant to the split) was transferred from retained earnings to the common stock account.
During 1997, the Company adopted the 1997 Stock Option Plan (the “1997 Plan”) for eligible directors, officers, and key employees of the Company and subsidiary bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 1997 Plan is 345,000 shares, as adjusted for the Company’s stock splits and stock dividends.
During early 2005, the Company adopted the 2004 Incentive Plan (the “2004 Plan”) for eligible directors, officers, and key employees of the Company and subsidiary bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 2004 Plan is 330,125 shares, as adjusted for the Company’s stock split in 2005.

22

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 10—Shareholders’ equity and regulatory requirements (continued)
The Plans provide for the grant of both incentive and nonqualified stock options on the Company’s common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option, subject to the approval of the Company’s Board of Directors.
As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, the Company has elected to account for the Plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.
Presentation of proforma information regarding net income and earnings per share is presented in Note 1 to the financial statements and has been determined as if the Company had accounted for the Plans under the fair value method of that Statement. The fair value for these options was estimated for each of the years presented at the date of grant using an option pricing model that included the following range of assumptions:

	2005	2004	2003
Dividend yield	0.0%	0.0%	0.0%
Volatility	34.3%	42.2%	62.5%
Risk-free rate	3.8-4.5%	3.3-3.7%	3.6-3.8%
In addition, the model assumed that each option was exercised in the initial year of vesting.
For purposes of proforma disclosures, the estimated fair value of options is amortized to expense over the option’s vesting period. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management’s opinion, the model does not necessarily provide a reliable single measure of the fair value of options.
Vesting requirements are determined by the Board of Directors at the time options are granted and generally provide for vesting over a four-year period. The Plans provide that vesting periods may not exceed ten years.
A summary of the Company’s stock option activity, and related information, for the years ended December 31, 2005, 2004, and 2003 follows. Exercise price per share information is based on weighted averages.

23

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 10—Shareholders’ equity and regulatory requirements (continued)

	2005		2004		2003
		Exercise		Exercise		Exercise
		Price		Price		Price
		Per		Per		Per
	Options	Share	Options	Share	Options	Share
Outstanding at beginning of year	301,474	$5.82	309,630	$5.66	254,393	$4.12
Granted	33,890	16.30	3,844	16.07	60,237	12.04
Exercised	(24,795)	4.29	(10,750)	3.71	(5,000)	3.51
Expired	—	—	(1,250)	14.30	—	—

Outstanding at end of year	310,569	$7.09	301,474	$5.82	309,630	$5.66

Stock options exercisable and the weighted-average exercise price at December 31, 2005, 2004 and 2003 follows:

	2005	2004	2003
Options	238,033	220,898	186,738
Weighted-average exercise price	$5.65	$4.90	$4.46
The estimated weighted-average fair value of options granted during the years ended December 31 are as follows (per option):

2005	$8.58
2004	9.63
2003	9.12
At December 31, 2005, options outstanding have exercise prices that range from $3.33 per share to $20.41 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2005 was approximately 73 months.
The Company issued shares of common stock to non-employee directors as compensation for services rendered. The Company recorded $191,000, $176,000 and $102,000 in stock compensation expense related to the issuance of these shares for the years ended December 31, 2005, 2004, and 2003, respectively. The expense recognized for these shares was equal to the fair value of the shares on the date of issuance.

24

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 10—Shareholders’ equity and regulatory requirements (continued)
Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company’s earnings per share for each of the following years ended December 31. Share amounts are weighted average amounts, which, along with per share amounts, have been adjusted to reflect the 5-for-4 stock split effected April 1, 2005.

	2005
	Income	Shares	Per
	(Numerator)	(Denominator)	Share
	(dollars in thousands, except per share)

Basic EPS
Income available to common stockholders	$3,455	$3,336,834	$1.04

Effect of stock options outstanding	—	187,460	0.06

Diluted EPS
Income available to common stockholders, plus conversions	$3,455	$3,524,294	$0.98

	2004
	Income	Shares	Per
	(Numerator)	(Denominator)	Share
	(dollars in thousands, except per share)

Basic EPS
Income available to common stockholders	$3,502	$3,305,534	$1.06

Effect of stock options outstanding	—	216,342	0.07

Diluted EPS
Income available to common stockholders, plus conversions	$3,502	$3,521,876	$0.99

25

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 10—Shareholders’ equity and regulatory requirements (continued)

	2003
	Income	Shares	Per
	(Numerator)	(Denominator)	Share
	(dollars in thousands, except per share)
Basic EPS
Income available to common stockholders	$5,032	$3,281,130	$1.53

Effect of stock options outstanding	—	279,365	0.12

Diluted EPS
Income available to common stockholders, plus conversions	$5,032	$3,560,495	$1.41

Note 11—Income taxes
The total income taxes in the statements of income for the years ended December 31, 2005, 2004, and 2003 are as follows (in thousands):

	2005	2004	2003
Current tax	$2,231	$2,515	$3,597
Deferred tax (benefit)	(113)	(348)	(224)

	$1,942	$2,167	$3,373

The Bank’s provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2005	2004	2003
Federal statutory rates	34.0%	34.0%	34.0%
State taxes	6.0%	6.0%	6.0%
Tax exempt income	—	—	—
Nondeductible interest	—	—	—
State tax credits	(3.4)	—	—
Other, including effect of graduated rate brackets	(0.6)	(1.8)	0.1

	36.0%	38.2%	40.1%

26

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 11—Income Taxes (continued)
The primary components of deferred income taxes at December 31, 2005 and 2004 are as follows:

	2005	2004
	(in thousands)

Deferred tax assets
Allowance for loan losses	$1,218	$1,159
Unrealized loss on securities available-for-sale	311	25

Deferred income tax assets	1,529	1,184

Deferred tax liabilities
Depreciation	188	245

Deferred income tax liabilities	188	245

Net deferred income tax assets	$1,341	$939

Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.
Note 12—Commitments and contingencies
In the ordinary course of business, the Bank may enter into off-balance-sheet financial instruments that are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.
The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.
Following is an analysis of significant off-balance-sheet financial instruments for the years ended December 31, 2005 and 2004:

	2005	2004
	(in thousands)

Commitments to extend credit	$66,262	$47,663
Standby letters of credit	1,947	837

	$68,209	$48,500

27

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 12—Commitments and contingencies (continued)
Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank’s credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies, but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.
The Company, as part of its retail mortgage loan production activities, routinely enters into short-term commitments to originate loans. Most of the loans will be sold to third parties upon closing. For those loans, the Company enters into individual forward sales commitments at the same time the commitments to originate are finalized. While the forward sales commitments function as an economic offset and effectively eliminate the Company’s financial risk of rate changes during the rate lock period, both the commitment to originate mortgage loans that will be sold and the commitment to sell the mortgage loans are derivatives, the fair values of which are essentially equal and offsetting. The fair values are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $37 million each at December 31, 2005. The net unrealized gains/losses of the origination and sales commitments did not have a material effect on the consolidated financial statements of the Company at December 31, 2005 or 2004.
The Company has executed individual forward sales commitments related to retail mortgage loans, which are classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company’s market risk on these loans. The notional value of the forward sales commitments on retail mortgage loans at December 31, 2005 was approximately $40 million. The fair value of the sales commitments on retail mortgage loans resulted in no material gains or losses to the Company at December 31, 2005 or 2004.
The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the financial statements.

28

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 13—Supplemental consolidated cash flow information

	2005	2004	2003
	(dollars in thousands)

Income taxes paid	$1,847	$2,125	$3,525
Interest paid	$7,677	$4,232	$5,428
Note 14—Fair value of financial instruments
The estimated fair values of the Bank’s financial instruments, for those instruments for which the Bank’s management believes estimated fair value does not by nature approximate the instruments’ carrying amount, are as follows at December 31, 2005 and 2004 (in millions):

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Loans and loans held for sale, net	$284.6	$294.2	$270.0	$273.7
Certificates of deposit	$156.2	$160.1	$118.9	$121.0
Estimated fair value information of investment securities is presented in Note 2 of the financial statements.
Note 15—Other expenses
Other non-interest expenses for the years ended December 31, 2005, 2004, and 2003 are as follows:

	2005	2004	2003
	(dollars in thousands)

Data processing	$720	$618	$536
Legal and accounting	393	318	274
Printing and supplies	360	356	324
Advertising	295	295	631
Telephone	167	194	174
Outside services	364	409	336
Other	1,931	2,021	1,793

	$4,230	$4,211	$4,068

29

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 16—Comprehensive Income
The components of other comprehensive income and related tax effects for each of the years ended December 31, 2005, 2004, and 2003 are as follows (in thousands):

	2005	2004	2003
Unrealized holding losses on available-for-sale securities	$(863)	$(356)	$(362)
Tax effect	352	141	132

Net of tax amount	$(511)	$(215)	$(230)

Note 17—Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only)
Condensed Balance Sheet
December 31, 2005 and 2004
(dollars in thousands)

	2005	2004
Assets
Cash	$81	$7
Investment in subsidiary	29,240	26,232
Other assets	42	17
Deferred tax benefit	88	117

Total assets	$29,451	$26,373

Liabilities
Note payable	$800	$900
Other Liabilities	42	105

Total liabilities	842	1,005

Shareholders’ equity	28,609	25,368

Total liabilities and shareholders’ equity	$29,451	$26,373

30

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 17—Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only) (continued)
Condensed Statement of Income
Years Ended December 31, 2005 and 2004
(dollars in thousands)

	2005	2004	2003
Income, dividends from subsidiary	$85	$—	$—

Expenses
Director compensation	(31)	(112)	(84)
Other	(206)	(199)	(231)

Total expenses	(237)	(311)	(315)

Loss before income tax benefits and equity in undistributed earnings of subsidiary	(152)	(311)	(315)

Income tax benefits	88	117	127

Loss before equity in undistributed earnings of subsidiary	(64)	(194)	(188)

Equity in undistributed earnings of subsidiary	3,519	3,696	5,220

Net income	$3,455	$3,502	$5,032

31

GEORGIA-CAROLINA BANCSHARES, INC.
Notes to Consolidated Financial Statements - (continued)
December 31, 2005 and 2004
Note 17—Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only) (continued)
Condensed Statement of Cash Flows
Years Ended December 31, 2005 and 2004
(dollars in thousands)

	2005	2004	2003
Cash flows from operating activities
Net income	$3,455	$3,502	$5,032
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation	191	176	102
Equity in undistributed earnings of subsidiary	(3,519)	(3,696)	(5,220)
Other assets and liabilities	(59)	42	39

Total adjustments	(3,387)	(3,478)	(5,079)

Net cash provided by (used in) operating activities	68	24	(47)

Cash flows from financing activities
Payments on borrowed funds	(100)	(100)	—
Proceeds from issuance of common stock, and exercise of stock options	106	40	65

Net cash provided by (used in) financing activities	6	(60)	65

Net change in cash	74	(36)	18

Cash at beginning of the year	7	43	25

Cash at end of the year	$81	$7	$43

32